Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended March 31,
	2009	2008	2007	2006	2005
Earnings from continuing operations before income tax provision	$ (3,188,197)	$ 437,327	$ 1,043,854	$ 715,462	$ 470,758
Fixed Charges:
Interest Expense	182,805	89,225	71,474	52,648	44,765
Interest on uncertain tax positions included in earnings operations before income tax provision(1)	5,217	1,232	(649)	780	520
Portion of rental expenses representative of interest factor(2)	37,487	39,080	32,383	15,969	9,237

Earnings available for fixed charges	$ (2,962,688)	$ 566,864	$ 1,147,062	$ 784,859	$ 525,280

Fixed Charges:
Interest Expense	$ 182,805	$ 89,225	$ 71,474	$ 52,648	$ 44,765
Interest expense included in interest expense not related to third party indebtedness(1)	(5,217)	(1,232)	649	(780)	(520)
Portion of rental expense representative of interest factor(2)	37,487	39,080	32,383	15,969	9,237

Total Fixed Charges	$ 215,075	$ 127,073	$ 104,506	$ 67,837	$ 53,482

Consolidated ratio of earnings to fixed charges	(13.8)	4.5	11.0	11.6	9.8

(1)

The portion of interest related to uncertain tax positions is excluded from the calculation.

(2)

The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.